UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): April 24, 2012

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532   20-0865835
(Commission File Number)   (I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
        (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
        (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On April 24, 2012, Ashland Inc. ("Ashland") announced preliminary second quarter results, which are discussed in more detail in the news release attached hereto as Exhibit 99.1, which is incorporated by reference into this Item 2.02.

The information in this report, being furnished pursuant to Item 2.02 of Form 8-K, shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section, and is not incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits

   (d)   Exhibits

   99.1   News Release dated April 24, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


ASHLAND INC.

(Registrant)


April 24, 2012	/s/ Lamar M. Chambers
	Lamar M. Chambers Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1   News Release dated April 24, 2012.

Exhibit 99.1

News Release



FOR IMMEDIATE RELEASE
April 24, 2012

Ashland Inc. reports preliminary financial results for second quarter of fiscal 2012
Earnings from continuing operations equal $1.13 per diluted share; adjusted earnings, excluding key items, increased 57 percent to $1.52 per diluted share

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH), a global leader in specialty chemical solutions for consumer and industrial markets, today announced preliminary[1] financial results for the quarter ended Mar. 31, 2012, the second quarter of its 2012 fiscal year.

Quarterly Highlights

(in millions except per-share amounts)	Quarter Ended Mar. 31,			
	2012		2011	
Operating income	$	179	$	256
Key items*		42		(114)
Adjusted operating income*	$	221	$	142
Adjusted pro forma EBITDA*†	$	329	$	322
Diluted earnings per share (EPS)				
From net income	$	1.10	$	6.02
From continuing operations	$	1.13	$	2.26
Key items*		0.39		(1.29)
Adjusted EPS from continuing operations*	$	1.52	$	0.97
Cash flows provided by operating activities from continuing operations	$	210	$	114
Free cash flow*		141		72

*   See Tables 5, 6 and 7 for definitions and U.S. GAAP reconciliations.
†   Includes International Specialty Products Inc. in both periods.

For the second quarter of fiscal 2012, Ashland reported income from continuing operations of $90 million, or $1.13 per diluted share, on sales of $2.1 billion. These results included three key items that together reduced income from continuing operations by approximately $31 million, net of tax, or 39 cents per diluted share. The after-tax charges related to adjustments to stepped-up inventory values from the acquisition of International Specialty Products Inc. (ISP) last August; expenses related to Ashland's integration and cost-reduction program; and a write-off related to preconstruction costs for a previously planned greenfield manufacturing facility in northern China. Excluding these three key items, Ashland's adjusted income from continuing operations was $121 million, or $1.52 per diluted share, an increase of 57 percent versus the year-ago quarter.

For the year-ago quarter, income from continuing operations was $182 million, or $2.26 per diluted share, on sales of $1.6 billion. The year-ago results included four key items that had a combined positive impact of $103 million, net of tax, or $1.29 per diluted share. Excluding these items, adjusted income from continuing operations was 97 cents per diluted share. The March 2011 results do not include ISP or related financing costs associated with that acquisition. (Please refer to Table 5 of the accompanying financial statements for details of key items in both periods.)

Adjusting for the impact of key items in both the current and prior-year quarters and for the acquisition of ISP on a pro forma basis, Ashland's results for the March 2012 quarter as compared with the March 2011 quarter were as follows:
- Sales grew 2 percent to $2.1 billion;
- Operating income rose 4 percent to $221 million;
- Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 2 percent to $329 million; and
- EBITDA as a percent of sales held steady at 15.8 percent.

"I am pleased with Ashland's solid financial performance in the second quarter. Our overall business continues to perform well, with increased sales, stable margins and improved cash flow during the quarter despite some market weakness in certain commercial units," said James J. O'Brien, Ashland chairman and chief executive officer. "Ashland Specialty Ingredients achieved another strong quarter with double-digit sales and earnings increases, and good sales growth in all regions of the world. With last year's acquisition of International Specialty Products, we have strengthened our position in higher-margin growth markets and we are seeing the benefit to our bottom-line results. Also during the quarter, Ashland Performance Materials had improved pricing and stronger demand in the North American market. Although Ashland Consumer Markets was down versus the prior year due to softness in the domestic market, its performance improved when compared to the first quarter. Ashland Water Technologies continues to face a challenging demand environment, with lower volumes more than offsetting the benefit from improved pricing in the quarter."

Business Segment Performance
In order to aid understanding of Ashland's ongoing business performance, the results of Ashland's business segments are presented on an adjusted or pro forma adjusted basis, and EBITDA is reconciled to operating income in Tables 7 and 8 of this news release.

Ashland Specialty Ingredients reported sales of $723 million for the March 2012 quarter, an increase of 11 percent when compared to a year ago on a pro forma basis. EBITDA rose 12 percent, to $186 million, while EBITDA as a percent of sales was 25.7 percent, an increase of 10 basis points versus the year-ago quarter. Each of Specialty Ingredients' businesses performed well during the quarter, with particularly impressive performance from the Energy, Construction and Specialty Performance businesses. Specialty Ingredients represents the largest commercial unit within Ashland, comprising 56 percent of the company's consolidated EBITDA on a trailing 12-month basis.

Ashland Performance Materials reported sales of $408 million, a 4-percent decrease from the March 2011 quarter on the same pro forma basis, which includes the results of ISP's elastomers business. Excluding effects associated with our Casting Solutions joint venture and the recently divested PVAc business, year-over-year sales for Performance Materials rose 4 percent. EBITDA increased 9 percent, to $35 million, while EBITDA as a percent of sales grew 110 basis points to 8.6 percent.

Sales at Ashland Consumer Markets rose 6 percent, to $520 million, when compared to a year ago. EBITDA totaled $66 million, a decline of 10 percent versus a year ago, while EBITDA as a percent of sales was 12.7 percent, a decline of 220 basis points from March 2011. However, EBITDA was higher on a sequential basis when compared to the December 2011 quarter due to seasonal volume increases, increased pricing and lower raw material costs.

Ashland Water Technologies' sales totaled $428 million in the March 2012 quarter, a decline of 9 percent from the year-ago quarter. EBITDA was $39 million, a 24-percent decline from March 2011. EBITDA as a percent of sales was 9.1 percent, down 170 basis points. Lower volumes remain the primary challenge within Water Technologies' business. Water Technologies has taken a number of steps over the past year to refocus its business on higher-margin, higher-growth opportunities, and these actions should lead to improved results over time. This includes the divestiture of our synlubes business and the repositioning of our middle-market commercial business through a well-established distributor. The latter decision, announced last week, will eliminate the high costs associated with servicing approximately 5,000 customer locations that together generated only $15 million in annualized sales.

After excluding the effects from key items, Ashland's effective tax rate for the March 2012 quarter was 27 percent. Given our ongoing work in this area and a refinement of some of our initial assumptions, we now expect Ashland's tax rate for the full year to be in the range of 28-30 percent.

Outlook
Looking ahead, O'Brien said he is confident about Ashland's growth opportunities and business performance.

"Our year-to-date financial performance provides clear evidence of the strategic benefits provided by the addition of ISP's higher-margin business portfolio. Specialty chemicals are now the core of our business, and we are beginning to see the improved earnings power that comes with this focus on higher-growth, less cyclical markets. At the same time, we have made great progress on our cost reduction program, which is targeting $90 million in annualized savings. Through the end of March, we had already achieved more than two-thirds of that goal and the integration with ISP is progressing largely as expected. While rising raw material costs are always a concern in our business, we have demonstrated a strong ability to effectively manage these challenges through pricing and efficiency improvements," he explained.

"We have good momentum going into the second half of fiscal 2012, with the June quarter typically being our seasonally strongest. We will continue to focus on driving earnings through organic volume growth, margin improvement, cost efficiencies and strategic capital investment. We are well on track for the year and remain confident in our ability to deliver our fiscal 2014 financial targets for sales and earnings growth," O'Brien said.

Conference Call Webcast
Ashland will host a live webcast of its second-quarter conference call with securities analysts at 9 a.m. EDT Tuesday, April 24, 2012. The webcast and supporting materials will be accessible through Ashland's website at http://investor.ashland.com. Following the live event, an archived version of the webcast and supporting materials will be available for 12 months.

Use of Non-GAAP Measures
This news release includes certain non-GAAP (Generally Accepted Accounting Principles) measures. Such measurements are not prepared in accordance with GAAP and should not be construed as an alternative to reported results determined in accordance with GAAP. Management believes the use of such non-GAAP measures assists investors in understanding the ongoing operating performance of the company and its segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP amounts have been reconciled with reported GAAP results in Tables 5, 6 and 7 of the financial statements provided with this news release.

About Ashland
In more than 100 countries, the people of Ashland Inc. (NYSE: ASH) provide the specialty chemicals, technologies and insights to help customers create new and improved products for today and sustainable solutions for tomorrow. Our chemistry is at work every day in a wide variety of markets and applications, including architectural coatings, automotive, construction, energy, food and beverage, personal care, pharmaceutical, tissue and towel, and water treatment. Visit ashland.com to see the innovations we offer through our four commercial units – Ashland Specialty Ingredients, Ashland Water Technologies, Ashland Performance Materials and Ashland Consumer Markets.

- 0 -

C-ASH

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In addition, Ashland may from time to time make forward-looking statements in its other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt), severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to

differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Ashland undertakes no obligation to subsequently update any forward-looking statements made in this news release or otherwise except as required by securities or other applicable law.

(1) Preliminary Results
Financial results are preliminary until Ashland's Form 10-Q for the fiscal quarter ended Mar. 31, 2012, is filed with the SEC.

FOR FURTHER INFORMATION:

Media Relations:
Gary Rhodes
+1 (859) 815-3047
glrhodes@ashland.com

Investor Relations:
David Neuberger
+1 (859) 815-4454
daneuberger@ashland.com

Ashland Inc. and Consolidated Subsidiaries   Table 1
STATEMENTS OF CONSOLIDATED INCOME
(In millions except per share data - preliminary and unaudited)

	Three months ended March 31		Six months ended March 31	
	2012	**2011**	**2012**	**2011**
SALES	$ 2,079	$ 1,557	$ 4,009	$ 2,989
COSTS AND EXPENSES				
Cost of sales (a) (b)	1,504	1,094	2,912	2,128
Selling, general and administrative expense (b) (c)	381	201	743	478
Research and development expense	31	20	61	39
	1,916	1,315	3,716	2,645
EQUITY AND OTHER INCOME	16	14	30	27
OPERATING INCOME	179	256	323	371
Net interest and other financing expense	(56)	(39)	(113)	(66)
Net gain (loss) on acquisitions and divestitures	1	-	(3)	21
INCOME FROM CONTINUING OPERATIONS				
BEFORE INCOME TAXES	124	217	207	326
Income tax expense	34	35	57	72
INCOME FROM CONTINUING OPERATIONS	90	182	150	254
Income (loss) from discontinued operations (net of income taxes) (d)	(2)	303	(1)	329
NET INCOME	$ 88	$ 485	$ 149	$ 583
DILUTED EARNINGS PER SHARE				
Income from continuing operations	$ 1.13	$ 2.26	$ 1.89	$ 3.16
Income (loss) from discontinued operations	(.03)	3.76	(.02)	4.10
Net income	$ 1.10	$ 6.02	$ 1.87	$ 7.26
AVERAGE COMMON SHARES AND ASSUMED CONVERSIONS	80	80	79	80
SALES				
Specialty Ingredients	$ 723	$ 270	$ 1,351	$ 486
Water Technologies	428	471	876	921
Performance Materials	408	325	787	650
Consumer Markets	520	491	995	932
	$ 2,079	$ 1,557	$ 4,009	$ 2,989
OPERATING INCOME (LOSS)				
Specialty Ingredients	$ 115	$ 43	$ 186	$ 64
Water Technologies	23	31	45	59
Performance Materials	22	5	55	13
Consumer Markets	57	64	104	132
Unallocated and other (b)	(38)	113	(67)	103
	$ 179	$ 256	$ 323	$ 371

(a) Includes a noncash charge of $28 million for the six months ended March 31, 2012 related to the fair value assessment of inventory acquired from ISP at the date of acquisition.

(b) The three and six months ended March 31, 2011 include $120 million of income ($37 million and $83 million recognized within the cost of sales and selling, general and administrative expense captions, respectively) related to the actuarial gain on pension and postretirement benefit plans, recognized in the prior year quarter due to a required plan remeasurement from the Distribution sale, which is further discussed in note (d).

(c) The three and six months ended March 31, 2012 include restructuring charges of $38 million and $66 million, respectively, related to certain company wide restructuring and integration activities related to recent business realignments through acquisitions, divestitures and joint venture arrangements.

(d) Includes income in the prior year of $44 million and $68 million for the three and six months ended March 31, 2011, respectively, related to direct results of the Distribution business that was divested on March 31, 2011. Due to the sale qualifying for discontinued operation treatment, the direct results of this business have been presented within this caption. In addition, the three and six months ended March 31, 2011 include an after-tax gain of $256 million on the sale of the Distribution business.

Ashland Inc. and Consolidated Subsidiaries
CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions - preliminary and unaudited)

Table 2

	March 31 2012	September 30 2011
ASSETS		
Current assets		
Cash and cash equivalents	$ 599	$ 737
Accounts receivable	1,489	1,482
Inventories	949	925
Deferred income taxes	163	163
Other assets	83	80
	3,283	3,387
Noncurrent assets		
Goodwill	3,319	3,291
Intangibles	2,066	2,134
Asbestos insurance receivable (noncurrent portion)	431	448
Equity and other unconsolidated investments	200	193
Other assets	585	599
	6,601	6,665
Property, plant and equipment		
Cost	4,341	4,306
Accumulated depreciation and amortization	(1,519)	(1,392)
	2,822	2,914
Total assets	$ 12,706	$ 12,966
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Short-term debt	$ 55	$ 83
Current portion of long-term debt	109	101
Trade and other payables	882	911
Accrued expenses and other liabilities	532	644
	1,578	1,739
Noncurrent liabilities		
Long-term debt (noncurrent portion)	3,588	3,648
Employee benefit obligations	1,504	1,566
Asbestos litigation reserve (noncurrent portion)	753	783
Deferred income taxes	408	404
Other liabilities	643	691
	6,896	7,092
Stockholders' equity	4,232	4,135
Total liabilities and stockholders' equity	$ 12,706	$ 12,966

STATEMENTS OF CONSOLIDATED CASH FLOWS
(In millions - preliminary and unaudited)

	Three months ended March 31		Six months ended March 31	
	2012	**2011**	**2012**	**2011**
CASH FLOWS (USED) PROVIDED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS				
Net income	$ 88	$ 485	$ 149	$ 583
Loss (income) from discontinued operations (net of income taxes)	2	(303)	1	(329)
Adjustments to reconcile income from continuing operations to cash flows from operating activities				
Depreciation and amortization	108	70	212	143
Debt issuance cost amortization	6	15	12	19
Deferred income taxes	1	10	3	20
Equity income from affiliates	(7)	(4)	(14)	(7)
Distributions from equity affiliates	-	1	1	3
Gain from sale of property and equipment	(1)	-	(1)	(2)
Stock based compensation expense	7	5	13	9
Stock contributions to qualified savings plans	-	1	-	13
Net (gain) loss on acquisitions and divestitures	(1)	-	1	(21)
Inventory fair value adjustment related to ISP acquisition	4	-	28	-
Actuarial gain on pension and post retirement plans	-	(120)	-	(120)
Change in operating assets and liabilities (a)	3	(46)	(377)	(234)
	210	114	28	77
CASH FLOWS (USED) PROVIDED BY INVESTING ACTIVITIES FROM CONTINUING OPERATIONS				
Additions to property, plant and equipment	(55)	(30)	(98)	(52)
Proceeds from disposal of property, plant and equipment	1	1	3	4
Purchase of operations - net of cash acquired	-	-	-	(5)
Proceeds from sale of available-for-sale securities	4	-	4	-
Proceeds from sale of operations or equity investments	43	19	42	40
	(7)	(10)	(49)	(13)
CASH FLOWS (USED) PROVIDED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS				
Proceeds from issuance of long-term debt	2	-	2	11
Repayment of long-term debt	(34)	(289)	(57)	(299)
Repayment of short-term debt	(20)	(35)	(28)	(29)
Cash dividends paid	(14)	(12)	(27)	(24)
Proceeds from exercise of stock options	1	1	2	2
Excess tax benefits related to share-based payments	3	-	3	1
	(62)	(335)	(105)	(338)
CASH (USED) PROVIDED BY CONTINUING OPERATIONS	141	(231)	(126)	(274)
Cash (used) provided by discontinued operations				
Operating cash flows	(5)	5	(8)	5
Investing cash flows	-	979	-	979
Effect of currency exchange rate changes on cash and cash equivalents	(3)	2	(4)	2
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	133	755	(138)	712
Cash and cash equivalents - beginning of period	466	374	737	417
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 599	$ 1,129	$ 599	$ 1,129
DEPRECIATION AND AMORTIZATION				
Specialty Ingredients	$ 67	$ 23	$ 132	$ 47
Water Technologies	18	20	37	41
Performance Materials	13	17	25	35
Consumer Markets	9	9	18	18
Unallocated and other	1	1	-	2
	$ 108	$ 70	$ 212	$ 143
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT				
Specialty Ingredients	$ 23	$ 10	$ 47	$ 19
Water Technologies	12	8	20	14
Performance Materials	9	3	16	6
Consumer Markets	6	4	8	8
Unallocated and other	5	5	7	5
	$ 55	$ 30	$ 98	$ 52

(a) Excludes changes resulting from operations acquired or sold.

Ashland Inc. and Consolidated Subsidiaries

INFORMATION BY INDUSTRY SEGMENT

(In millions - preliminary and unaudited)

Table 4

	Three months ended March 31		Six months ended March 31	
	2012	**2011**	**2012**	**2011**
SPECIALTY INGREDIENTS (a) (b)				
Sales per shipping day	$ 11.3	$ 4.3	$ 10.8	$ 3.9
Metric tons sold (thousands)	113.1	42.8	211.4	81.3
Gross profit as a percent of sales (c)	32.9%	33.7%	31.4%	32.6%
WATER TECHNOLOGIES (a)				
Sales per shipping day	$ 6.7	$ 7.5	$ 7.0	$ 7.4
Gross profit as a percent of sales	32.1%	31.3%	31.4%	31.5%
PERFORMANCE MATERIALS (a) (b)				
Sales per shipping day	$ 6.4	$ 5.2	$ 6.3	$ 5.2
Metric tons sold (thousands)	140.5	125.2	277.9	249.6
Gross profit as a percent of sales	14.6%	12.0%	16.8%	13.3%
CONSUMER MARKETS (a)				
Lubricant sales (gallons)	40.7	44.8	77.4	85.3
Premium lubricants (percent of U.S. branded volumes)	30.4%	32.5%	29.9%	31.4%
Gross profit as a percent of sales	26.4%	29.3%	25.9%	30.0%

(a) Gross profit as a percent of sales is defined as sales, less cost of sales divided by sales.

(b) Amounts for the three and six months ended March 31, 2011 exclude pre-acquisition results of ISP.

(c) Includes expense of $4 million and $28 million for the three and six months ended March 31, 2012, respectively, related to the fair value of inventory acquired from ISP. Excluding this expense, the gross profit percentages would have been 33.5% for both current periods.

Ashland Inc. and Consolidated Subsidiaries

Table 5

RECONCILIATION OF NON-GAAP DATA - INCOME (LOSS) FROM CONTINUING OPERATIONS
(In millions - preliminary and unaudited)

	Three Months Ended March 31, 2012					
	Specialty Ingredients	Water Technologies	Performance Materials	Consumer Markets	Unallocated & Other	Total
OPERATING INCOME (LOSS)						
Restructuring and other integration costs	$ -	$ 2	$ -	$ -	$ (24)	$ (22)
Discontinued planned facility	-	-	-	-	(16)	(16)
Inventory fair value adjustment	(4)	-	-	-	-	(4)
All other operating income	119	21	22	57	2	221
Operating income	115	23	22	57	(38)	179
NET INTEREST AND OTHER FINANCING EXPENSE					(56)	(56)
NET GAIN ON ACQUISITIONS AND DIVESTITURES					1	1
INCOME TAX (EXPENSE) BENEFIT						
Key items					11	11
All other income tax expense					(45)	(45)
					(34)	(34)
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 115	$ 23	$ 22	$ 57	$ (127)	$ 90

	Three Months Ended March 31, 2011					
	Specialty Ingredients	Water Technologies	Performance Materials	Consumer Markets	Unallocated & Other	Total
OPERATING INCOME (LOSS)						
Actuarial gain on pension and other postretirement plan remeasurement	$ -	$ -	$ -	$ -	$ 120	$ 120
Accelerated depreciation	-	-	(6)	-	-	(6)
All other operating income	43	31	11	64	(7)	142
Operating income	43	31	5	64	113	256
NET INTEREST AND OTHER FINANCING EXPENSE						
Accelerated amortization of debt issuance costs					(12)	(12)
All other net interest and other financing expense					(27)	(27)
					(39)	(39)
INCOME TAX (EXPENSE) BENEFIT						
Actuarial gain on pension and other postretirement plan remeasurement					(45)	(45)
Release of valuation allowances					45	45
Repatriation of proceeds from AD sale					(6)	(6)
Other key items					6	6
All other income tax expense					(35)	(35)
					(35)	(35)
INCOME FROM CONTINUING OPERATIONS	$ 43	$ 31	$ 5	$ 64	$ 39	$ 182

Ashland Inc. and Consolidated Subsidiaries   Table 6
RECONCILIATION OF NON-GAAP DATA - FREE CASH FLOW
(In millions - preliminary and unaudited)

	Three months ended March 31		Six months ended March 31	
Free cash flow	**2012**	**2011**	**2012**	**2011**
Total cash flows provided by operating activities				
from continuing operations	$ 210	$ 114	$ 28	$ 77
Adjustments:				
Additions to property, plant and equipment	(55)	(30)	(98)	(52)
Cash dividends paid	(14)	(12)	(27)	(24)
ISP acquisition - change in control payment (a)	-	-	92	-
Free cash flows	$ 141	$ 72	$ (5)	$ 1

(a) Since payment was generated from investment activity, this amount has been included within this calculation.

Ashland Inc. and Consolidated Subsidiaries

Table 7

RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA

(In millions - preliminary and unaudited)

			Three months ended March 31	
Adjusted EBITDA - Ashland Inc.		**2012**		**2011**
Net income	$	88	$	485
Income tax expense		34		35
Net interest and other financing expense		56		39
Depreciation and amortization (a)		107		64
EBITDA		285		623
Income from discontinued operations (net of income taxes)		2		(303)
Key items (see Table 5)		42		(114)
Results of the ISP business prior to acquisition (b)		-		116
Adjusted EBITDA	$	329	$	322
Adjusted EBITDA - Specialty Ingredients				
Operating income	$	115	$	43
Add:				
Depreciation and amortization		67		23
Key items (see Table 5)		4		-
Results of the ISP business prior to acquisition (b)		-		100
Adjusted EBITDA	$	186	$	166
Adjusted EBITDA - Water Technologies				
Operating income	$	23	$	31
Add:				
Depreciation and amortization		18		20
Key items (see Table 5)		(2)		-
Adjusted EBITDA	$	39	$	51
Adjusted EBITDA - Performance Materials				
Operating income	$	22	$	5
Add:				
Depreciation and amortization (a)		13		11
Key items (see Table 5)		-		6
Results of the ISP business prior to acquisition (b)		-		10
Adjusted EBITDA	$	35	$	32
Adjusted EBITDA - Consumer Markets				
Operating income	$	57	$	64
Add:				
Depreciation and amortization		9		9
Key items (see Table 5)		-		-
Adjusted EBITDA	$	66	$	73

(a) Depreciation and amortization for the three months ended March 31, 2012 and 2011 excludes $1 million and $6 million, respectively, of accelerated depreciation which is displayed as a key item (as applicable) within this table.

(b) The ISP business results during 2011 relate to the operating income and depreciation and amortization recognized for the period in which Ashland did not yet own this business.

Ashland Inc. and Consolidated Subsidiaries — Table 8

SUPPLEMENTAL RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA

(In millions - preliminary and unaudited)

RECONCILIATION OF SEPTEMBER 2011 QUARTER ADJUSTED PRO FORMA RESULTS

($ millions, except percentages)		Pro Forma Adjustments			
ASHLAND SPECIALTY INGREDIENTS Three Months Ended September 30, 2011	Ashland As Reported Results	ISP Pro Forma Results	Additional Purchase Accounting D&A	Key Items	Adjusted Pro Forma Results
Sales	$ 467	$ 205	$ -	$ -	$ 672
Cost of sales	334	139	9	(16)	466
Gross profit as a percent of sales	28.5%	32.2%			30.7%
SG&A expenses (includes research and development)	78	34	7	-	119
Equity and other income	1	-	-	-	1
Operating income	56	32	(16)	16	88
Operating income as a percent of sales	12.0%	15.6%			13.1%
Depreciation and amortization	42	9	16	-	67
Earnings before interest, taxes, depreciation and amortization	$ 98	$ 41	$ -	$ 16	$ 155
EBITDA as a percent of sales	21.0%	20.0%			23.1%

RECONCILIATION OF SEPTEMBER 2011 QUARTER ADJUSTED PRO FORMA RESULTS

($ millions, except percentages)		Pro Forma Adjustments			
ASHLAND PERFORMANCE MATERIALS Three Months Ended September 30, 2011	Ashland As Reported Results	ISP Pro Forma Results	Additional Purchase Accounting D&A	Key Items	Adjusted Pro Forma Results
Sales and operating revenue	$ 371	$ 65	$ -	$ -	$ 436
Cost of sales and operating expenses	323	56	-	(1)	378
Gross profit as a percent of sales	12.9%	13.8%			13.3%
SG&A expenses (includes research and development)	37	3	-	-	40
Equity and other income	1	-	-	-	1
Operating income	12	6	-	1	19
Operating income as a percent of sales	3.2%	9.2%			4.4%
Depreciation and amortization	11	1	-	-	12
Earnings before interest, taxes, depreciation and amortization	$ 23	$ 7	$ -	$ 1	$ 31
EBITDA as a percent of sales	6.2%	10.8%			7.1%

RECONCILIATION OF SEPTEMBER 2011 QUARTER ADJUSTED PRO FORMA RESULTS

($ millions, except percentages)		Pro Forma Adjustments			
ASHLAND INC. Three Months Ended September 30, 2011	Ashland As Reported Results	ISP Pro Forma Results	Additional Purchase Accounting D&A	Key Items	Adjusted Pro Forma Results
Sales and operating revenue	$ 1,846	$ 270	$ -	$ -	$ 2,116
Cost of sales and operating expenses	1,528	195	9	(152)	1,580
Gross profit as a percent of sales	17.2%	27.8%			25.3%
SG&A expenses (includes research and development)	695	42	7	(355)	389
Equity and other income	7	-	-	-	7
Operating income	(370)	33	(16)	507	154
Operating income as a percent of sales	-20.0%	12.2%			7.3%
Depreciation and amortization	88	10	16	(4)	110
Earnings before interest, taxes, depreciation and amortization	$ (282)	$ 43	$ -	$ 503	$ 264
EBITDA as a percent of sales	-15.3%	15.9%			12.5%

Ashland Inc. and Consolidated Subsidiaries

Table 8

SUPPLEMENTAL RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA

(In millions - preliminary and unaudited)

RECONCILIATION OF MARCH 2011 QUARTER ADJUSTED PRO FORMA RESULTS					
($ millions, except percentages)		Pro Forma Adjustments			
ASHLAND SPECIALTY INGREDIENTS Three Months Ended March 31, 2011	Ashland As Reported Results	ISP Pro Forma Results	Additional Purchase Accounting D&A	Key Items	Adjusted Pro Forma Results
Sales	$ 270	$ 379	$ -	$ -	$ 649
Cost of sales	178	242	15	-	435
Gross profit as a percent of sales	33.7%	36.1%			33.0%
SG&A expenses (includes research and development)	50	52	12	-	114
Equity and other income	1	-	-	-	1
Operating income	43	85	(27)	-	101
Operating income as a percent of sales	15.9%	22.4%			15.6%
Depreciation and amortization	23	15	27	-	65
Earnings before interest, taxes, depreciation and amortization	$ 66	$ 100	$ -	$ -	$ 166
EBITDA as a percent of sales	24.4%	26.4%			25.6%

RECONCILIATION OF MARCH 2011 QUARTER ADJUSTED PRO FORMA RESULTS					
($ millions, except percentages)		Pro Forma Adjustments			
ASHLAND PERFORMANCE MATERIALS Three Months Ended March 31, 2011	Ashland As Reported Results	ISP Pro Forma Results	Additional Purchase Accounting D&A	Key Items	Adjusted Pro Forma Results
Sales and operating revenue	$ 325	$ 100	$ -	$ -	$ 425
Cost of sales and operating expenses	285	88	-	(6)	367
Gross profit as a percent of sales	12.0%	12.0%			13.6%
SG&A expenses (includes research and development)	38	4	1	-	43
Equity and other income	3	-	-	-	3
Operating income	5	8	(1)	6	18
Operating income as a percent of sales	1.5%	8.0%			4.2%
Depreciation and amortization	17	2	1	(6)	14
Earnings before interest, taxes, depreciation and amortization	$ 22	$ 10	$ -	$ -	$ 32
EBITDA as a percent of sales	6.8%	10.0%			7.5%

RECONCILIATION OF MARCH 2011 QUARTER ADJUSTED PRO FORMA RESULTS					
($ millions, except percentages)		Pro Forma Adjustments			
ASHLAND INC. Three Months Ended March 31, 2011	Ashland As Reported Results	ISP Pro Forma Results	Additional Purchase Accounting D&A	Key Items	Adjusted Pro Forma Results
Sales and operating revenue	$ 1,557	$ 479	$ -	$ -	$ 2,036
Cost of sales and operating expenses	1,094	330	15	31	1,470
Gross profit as a percent of sales	29.7%	31.1%			27.8%
SG&A expenses (includes research and development)	221	50	13	83	367
Equity and other income	14	-	-	-	14
Operating income	256	99	(28)	(114)	213
Operating income as a percent of sales	16.4%	20.7%			10.5%
Depreciation and amortization	70	17	28	(6)	109
Earnings before interest, taxes, depreciation and amortization	$ 326	$ 116	$ -	$ (120)	$ 322
EBITDA as a percent of sales	20.9%	24.2%			15.8%